Investment Office
P.O. Box 2749
Sacramento, CA 95812-2749
Telecommunications Device for the Deaf - (916) 795-3240
(916) 795-3400; FAX (916) 795-2842

February 15, 2007

Dear Shareowner of Hewlett-Packard Company:

CalPERS believes that allowing shareowners access to the company’s proxy materials in order to nominate candidates for election to the board of directors is the most effective mechanism for ensuring director accountability at Hewlett-Packard (“HP”). The right to nominate directors at HP is currently not afforded to shareowners. With HP’s Annual Meeting of Shareowners to be held on March 14, 2007, we are writing to call your attention to an important proposal (Proposal 3 on the proxy card) which would amend HP’s bylaws to provide such shareowner access to HP’s proxy materials under certain circumstances. CalPERS intends to vote in favor of Proposal 3 and urges other shareowners to do the same.

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HP shareowners do not currently have the right to include nominees for election to the board of directors on the company proxy statement as a means to promote board accountability and a culture focused on creating long-term value.

We believe that responsible shareowner access to the director nomination process is a vital priority for sustaining a system of corporate governance that fosters democracy, director accountability, and long-term value creation.

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Proposal 3 seeks to amend HP’s bylaws to establish procedures for requiring the inclusion of shareowner nominated director candidates in the company’s proxy statement. If adopted by shareowners, Proposal 3 would allow shareowner nominees to be included for shareowner consideration along with management nominees in board elections.

Today at HP, only the board is empowered to put a director nominee up for election on the proxy statement. CalPERS believes that Boards that control their own membership can lead to a culture characterized by unaccountable and entrenched directors. It is our experience that such a culture often results in abusive executive compensation practices, fraud, or other misconduct - which in turn causes the destruction of shareowner value.

PROPOSAL 3 IS A FUNDAMENTAL SHAREOWNER RIGHT

We believe that Shareowners deserve to be represented by a board of directors that is focused on creating sustainable shareowner value while demonstrating a culture of holding company management accountable. The right of shareowners to adopt and amend the bylaws of their corporation lies at the heart of true share ownership. By supporting Proposal #3, you are exercising a fundamental shareowner right to gain access to our proxy materials for director nominations and elections.

PROPOSAL 3 WOULD NOT LEAD TO “SPECIAL INTEREST” DIRECTORS

We disagree with critics who assert that allowing shareowners to nominate director candidates could lead to the election of “special interest directors” who do not represent the interests of all shareowners. Proposal 3 includes proposed ownership requirements intended to ensure that long-term shareowners can responsibly invoke use of the proxy access provision when they satisfy certain criteria. For example, only shareowners that have beneficially owned 3% or more of HP’s outstanding common stock for at least two years will be eligible to nominate up to two candidates for election to the Board. (See attached for full text of the proposal.)

VOTE FOR PROPOSAL 3

CalPERS believes providing shareowners with an effective mechanism to nominate qualified director nominees is essential to restoring genuine accountability in the boardroom and fostering a culture that aligns the interests of directors with those of the owners of a company - its shareowners. In our opinion, Proposal 3 would ensure such a mechanism exists at HP.

As one of the largest shareowners of Hewlett-Packard, CalPERS urges you to vote FOR Proposal 3.

Please refer to the proxy statement for more information or call The Altman Group, Inc. who is assisting us with this effort toll-free at (800) 314-9816 or at (201) 460-1200 if you have any questions or need assistance in voting your shares.

Sincerely,

Christianna Wood
Senior Investment Officer, Global Equity

PLEASE NOTE: The cost of this solicitation is being borne entirely by CalPERS and is being done through the use of one or more of the following forms of communication: mail, e-mail, and/or telephone communication. CalPERS is not asking for your proxy card. Please do not send us your proxy card but return it to the proxy voting agent in the envelope that was provided to you.

California Public Employees’ Retirement System
Lincoln Plaza - 400 Q Street - Sacramento, CA 95814

ATTACHMENT

PROPOSAL NO. 3

STOCKHOLDER PROPOSAL RELATING TO
STOCKHOLDER NOMINEES FOR ELECTION TO THE HP BOARD

STOCKHOLDER PROPOSAL

        RESOLVED, pursuant to Article IX of the Bylaws (the "Bylaws") of Hewlett-Packard Company ("HP") and section 109(a) of the Delaware General Corporation Law, stockholders amend the Bylaws to add section 3.17:

"HP shall include in its proxy materials for a meeting of stockholders at which directors are to be elected the name, together with the Disclosure and Statement (both as defined in this section 3.17), of any person nominated for election to the Board of Directors by a stockholder or group thereof that satisfies the requirements of this section 3.17 (the "Nominator"), and allow stockholders to vote with respect to such nominee on HP's proxy card. Each Nominator may nominate up to two candidates for election at a meeting.

A Nominator must:

(a) have beneficially owned 3% or more of HP's outstanding common stock ("Required Shares") continuously for at least two years;

(b) provide written notice received by HP's Secretary within the time period specified in section 2.2(c) of these Bylaws containing (i) with respect to the nominee, (A) the information required by section 2.2(f) of these Bylaws and (B) such nominee's consent to being named in the proxy statement and to serving as a director if elected; and (ii) with respect to the Nominator, proof of ownership of the Required Shares; and

(c) execute an undertaking that it agrees to (i) assume all liability stemming from any legal or regulatory violation arising out of the Nominator's communications with HP stockholders, including, without limitation, the Disclosure and Statement; (ii) to the extent it uses soliciting material other than HP's proxy materials, comply with all applicable laws and regulations, including, without limitation, the SEC's Rule 14a-12.

The Nominator may furnish a statement, not to exceed 500 words, in support of the nominee's candidacy (the "Statement"), at the time the Disclosure is submitted. The Board of Directors shall adopt a procedure for timely resolving disputes over whether notice of a nomination was timely given and whether the Disclosure and Statement comply with this section 3.17 and any applicable SEC rules."